SECUR [barcode] IISSION

09058752

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SEC FILE NUMBER
8 - 27556

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Summit Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Campus Drive
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinman (973) 285-3670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/17

OATH OR AFFIRMATION

I, Steven Weinman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Equities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SUSAN E. MATRISCIANO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/19/2010

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT EQUITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Summit Equities, Inc.

We have audited the accompanying statement of financial condition of Summit Equities, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Equities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2009

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalents	$ 4,466,706
Receivable from clearing organization	182,358
Commissions and concessions receivable	1,824,141
Furniture, fixtures and equipment, net	346,964
Prepaid expenses and other assets	416,381
	$ 7,236,550
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payable to clearing organization	$ 70,204
Commissions and concessions payable	1,663,209
Deferred advisory fee revenues	269,117
Note payable to shareholder	90,000
Accounts payable and accrued expenses	1,206,317
Total liabilities	3,298,847
Stockholders' equity	
Common stock, no par value,	
Class A voting; authorized 1,250 shares; 62.505 issued and 42.820 shares outstanding	7,500
Class B non-voting; authorized 1,250 shares; 164.275 issued and 127.660 shares outstanding	15,178
Additional paid-in capital	1,102,957
Retained earnings	3,660,711
Treasury stock, 19.685 shares of Class A held at cost	(314,320)
Treasury stock, 36.615 shares of Class B held at cost	(534,323)
Total stockholders' equity	3,937,703
	$ 7,236,550

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Summit Equities, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and acts as a securities broker-dealer. The Company is also registered with the Securities and Exchange Commission ("SEC") as an investment adviser and provides advisory services to clients for a fee.

Commission and Concession Revenue and Expenses

Commission and concession revenue and expenses are recorded on the trade date. Commission and concession revenue and expenses are earned on Mutual Fund and Variable Product transactions.

Advisory Fees

Advisory fee revenues and expenses are earned or incurred on asset management services. The Company defers revenues and expenses for advisory services provided and recognizes these deferrals ratably on a monthly basis over the lives of the contracts.

Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, which is provided on a straight-line basis over their estimated useful lives.

Asset	Estimated Useful Lives	Principal Method
Computer equipment	5 years	Straight-line
Office equipment	5 to 7 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Leasehold improvements	Term of the lease	Straight-line
Software	3 to 5 years	Straight-line

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of operations and summary of significant accounting policies (continued)

Rent Expense

Rent is charged to operations by amortizing the minimum rent payment over the life of the lease, using the straight-line method.

Income Taxes

The Company is not liable for federal or most state income taxes as the stockholders have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the Company's stockholders are generally liable for taxes on corporate income and receive the benefit from corporate loss.

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for state income taxes. Deferred state income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, and based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount considered more likely than not to be realized.

The Company has adopted Financial Accounting Standards Board ("FASB") Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

2. Deposits with clearing organization

The Company in the aggregate must maintain a combined minimum balance of $50,000 in clearing accounts with institutions, which process customer transactions.

3. Furniture, fixtures and equipment

Details of furniture, fixtures and equipment as of December 31, 2008 are as follows:

Computer equipment	$	376,467
Office equipment		254,253
Furniture and fixtures		77,911
Leasehold improvements		146,534
Software		25,040
		880,205
Less accumulated depreciation and amortization		533,241
	$	346,964

4. Capital stock

The relative rights of the two classes of stock are identical except that the Class B stock is non-voting. A buy-back agreement exists, which prohibits transfers of the ownership of the outstanding shares without the written consent of the Company and the other stockholders and provides for the determination of the price of the buy-back of shares from any shareholder. Additionally, the Company will acquire shares of any deceased stockholder.

5. Related party transactions

Beginning June 1, 2001, Summit Marketing, Inc., and Summit Financial Resources, Inc., affiliates of the Company, agreed to assume a portion of the Company's rental commitment. Beginning January 1, 2008 this agreement was amended whereby, Summit Marketing, Inc., agreed to pay 20.5% and Summit Financial Resources, Inc. agreed to pay 4.5% of the rental commitment on a month-by-month basis. Total related party reimbursements to the Company, for the year ended December 31, 2008, amounted to approximately $11,000 (see Note 7).

Summit Marketing, Inc., provides the Company with support staff and payroll services for which the Company reimburses Summit Marketing, Inc. on a monthly basis. In addition, Summit Marketing, Inc. sponsors a defined contribution plan (401(k)) for eligible employees, in which the Company participates. The employees may make voluntary contributions not to exceed the lesser of 100% of salary or the limitations provided for by the Internal Revenue Code. The Company matches a portion of the participant's contribution, with a maximum match of 6% of the employee's compensation. At the discretion of the Company, the Company match for the year ended December 31, 2008 was 3%. Total reimbursements for the year ended December 31, 2008 amounted to $4,385,000, which are included in general and administrative expenses.

Total commissions paid to stockholders for the year ended December 31, 2008, included in commission and concession, and advisory fee expense, amounted to approximately $10,878,000.

On January 4, 2008, the Company signed a promissory note ("Note") for the purchase of 8.935 shares of Class A stock for $90,000. The Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the Note, but not to exceed 10%. Per the Note, only interest shall be paid for the first, second and third anniversaries and $2,799 plus interest on the fourth anniversary. The Note also requires the Company to pay distribution from profits each year for 7 consecutive years from the date of the Note. Thereafter, eleven consecutive annual payments with interest shall be made.

Aggregate future required principal payments are approximately as follows:

Year ending December 31	
2009	$ -
2010	
2011	
2012	3,000
2013	5,000
Thereafter	83,000
	$ 91,000

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $2,755,000, which was approximately $2,535,000 in excess of its minimum requirement of approximately $220,000.

7. Commitments

The Company is obligated under two non-cancelable lease agreements on their office space expiring August 31, 2014. The leases contain escalation clauses based on increased costs incurred by the landlord. Rent income for the year ended December 31, 2008 was approximately $153,000, net of certain related party reimbursed expenses (see Note 5) and administrative reimbursed expenses.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2008, are approximately as follows:

Year ending December 31,	
2009	$ 876,000
2010	876,000
2011	920,000
2012	948,000
2013	948,000
Thereafter	632,000
	$ 5,200,000

8. Off-balance sheet risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

9. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent event

In March 2009, the Company expects to distribute approximately $682,000 to its stockholders.

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008